

June 24, 2013

Raymond C. Fidel
Chief Executive Officer
DriveTime Automotive Group, Inc.
4020 East Indian School Road
Phoenix, Arizona 85018

> **Re:** **DriveTime Automotive Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 31, 2013**
> **File No. 333-188977**

Dear Mr. Fidel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 122 in the registration statement that the notes being registered will be "fully and unconditionally" guaranteed. Please provide us with your analysis as to how the subsidiary guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Specifically, please tell us how such guarantees constitute "full and unconditional" guarantees given that the terms of the indenture allow for the release of such guarantees under certain circumstances. In your analysis, please focus on those release circumstances cited in the last risk factor on page 36 as well as in Section 11.09(1) of the Indenture filed as Exhibit 4.1.1.

Notes to Condensed Consolidated Unaudited Financial Statements, page F-5

(14) Supplemental Consolidating Financial Information, page F-19

2. We note your disclosure here as well as in note 18 on pages F-65 through F-76.   The guarantors included in the "Guarantor Subsidiaries Combined" column do not appear to include all subsidiary guarantors identified as "Additional Registrants" in Schedule A to the registration statement. Specifically, it appears this column excludes DriveTime Ohio Company and Carvana for both the year-end and quarterly periods presented. In addition, the year-end period presented appears to exclude GFC Lending from the "Guarantor Subsidiaries Combined" column. Please explain why all guarantors are not included in the appropriate column.   As appropriate and to the extent material, please revise your filing to include all guarantors in the appropriate column.   Please see Rule 3-10(f)(4)(ii) of Regulation S-X.

Item 22. Undertakings, page II-2

3. Please revise to include the undertaking required by Item 512(a)(6) of Regulation S-K.

Signatures

4. Please revise the signatures for DT Acceptance Corporation to identify your principal executive officer and clarify the appropriate individual who serves as this entity's president.   Please also revise the signatures for DriveTime Ohio Company, Carvana LLC and GFC Lending LLC to identify the principal executive officer, principal financial officer and controller or principal accounting officer for each of these entities. Please see Instruction 1 to the Signatures section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Attorney-Advisor, at (202) 551-3535, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: David P. Lewis, Esq.
      DLA Piper LLP